

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Scott Staples
Chief Executive Officer
FIRST ADVANTAGE CORP
1 Concourse Parkway NE, Suite 200
Atlanta, Georgia 30328

> **Re: FIRST ADVANTAGE CORP**
> **Registration Statement on Form S-1**
> **Filed May 28, 2021**
> **File No. 333-256622**

Dear Mr. Staples:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed May 28, 2021

Risk Factors
Our Sponsor controls us and its interests may conflict with yours in the future., page 39

1. We note your disclosure on page 144 that the stockholders' agreement will grant your Sponsor and its affiliates and certain of their transferees certain governance rights for as long as your Sponsor and its affiliates and certain of their transferees maintain ownership of at least 25% of your outstanding common stock, including rights of approval over certain corporate and other transactions and the appointment of your chief executive officer. Please enhance your disclosure to describe the nature of the "corporate and other transactions" to which these shareholders have governance rights. Please also discuss the risks related to this provision, including any anti-takeover effects it may have, in your risk factors.

Exhibit 5.1

2.   Please remove the assumption that the primary shares will be validly issued, fully paid and nonassessable "when the Board of Directors of the Company has taken all necessary corporate action to authorize and approve the issuance of the Primary Shares," as this assumes a material fact underlying the "validly issued" opinion. Refer to Staff Legal Bulletin No. 19 Section II.B.3.a.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc: Kenneth B. Wallach, Esq.